SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

July 20, 2011

VIA EDGAR TRANSMISSION

Mauri Osheroff

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:                              Validus Holdings, Ltd.

Ladies and Gentlemen:

On behalf of our client, Validus Holdings, Ltd., a Bermuda exempted company, we are filing via EDGAR a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) in connection with the solicitation of proxies from stockholders of Transatlantic Holdings, Inc. (the “Company”) to be used at the Company’s special meeting of stockholders (including any adjournments, postponements or reschedulings thereof, the “Special Meeting”) to be held for the purposes of considering the proposal (i) to adopt the Agreement and Plan of Merger, dated as of June 12, 2011, by and among the Company, GO Merger Sub, LLC and Allied World Assurance Company Holdings, AG, (ii) to adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies, and (iii) to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to the Company’s named executive officers in connection with the merger and the agreements and understandings pursuant to which such compensation may be paid or become payable (clauses (i) through (iii), collectively, the “Proposals”) for the purpose of voting against the Proposals.

If you have any questions regarding this filing, please contact Steve Arcano at (212) 735-3542 or Todd Freed at (212) 735-3714 at Skadden, Arps, Slate, Meagher & Flom LLP.

Very truly yours,

/s/ Todd Freed

cc:	Robert F. Kuzloski, Validus Holdings, Ltd.
Richard Grossman, Skadden, Arps, Slate, Meagher & Flom LLP